Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-130074
Pricing Supplement to
Amendment No. 1 to the Prospectus Supplement No. 606 dated December 28, 2006 — No. 620
The Goldman Sachs Group, Inc.
Medium-Term Notes, Series B
$62,140,063.68
20% Reverse Exchangeable Notes
due December 2007
(Linked to Common Stock of Time Warner Inc.)

     This pricing supplement no. 620 dated March 2, 2007 (this “pricing supplement”) and the accompanying amendment no. 1 to the prospectus supplement no. 606 (supplement no. 606), relating to the reverse exchangeable notes, should be read together. Because the reverse exchangeable notes are part of a series of our debt securities called Medium Term Notes, Series B, this pricing supplement and the accompanying supplement no. 606 should also be read with the accompanying prospectus dated December 5, 2006, as supplemented by the accompanying prospectus supplement dated December 5, 2006. Terms used here have the meanings given them in the accompanying supplement no. 606, unless the context requires otherwise.
     This pricing supplement relates to a total of $62,140,063.68 principal amount of the reverse exchangeable notes which we call the “offered notes”. Of this total, $29,139,896 principal amount of the offered notes, which we call the “reopened notes,” is being initially offered on the date of this pricing supplement. The remaining $33,000,167.68 principal amount of the offered notes, which we call the “original notes,” were issued on December 29, 2006, as described in amendment no. 1 to pricing supplement no. 607, dated December 28, 2006. The issuance and sale of the reopened notes are conditioned upon our amending the original notes as described on page S-7.
     The offered notes will pay periodic interest at a rate of 20% per annum. The offered notes are non-principal-protected notes linked to the price performance of the common stock of Time Warner Inc., which we refer to as the “index stock”, as measured on the determination date (the fifth trading day prior to the stated maturity date, subject to postponement in case of market disruption events or non-business days).
     The amount payable upon maturity of the offered notes will be paid in cash. If the final index stock price (which will be the closing price of one share of the index stock on the determination date, subject to anti-dilution adjustment) is equal to or greater than the threshold price of $26.530 per share (which is greater than the initial index stock price of $21.844 per share), for each of your notes you will receive a cash amount equal to the $21.844 face amount at maturity. If the final index stock price is less than the threshold price of $26.530 per share, for each of your notes you will receive a cash amount equal to the product of the final index stock price times the exchange rate of 0.8234, the result of which will be less than the $21.844 face amount and could be zero.
     The principal of your notes is not protected. If the final index stock price is less than the threshold price of $26.530 per share on the determination date—i.e., if the final index stock price is less than 121.45% of the initial index stock price—you will lose some or all of your investment in the offered notes.
     The offered notes have the terms described in the accompanying supplement no. 606, as supplemented or modified by the following:

Issuer: The Goldman Sachs Group, Inc. Stated maturity date: December 31, 2007 Initial index stock price: $21.844 per share	Net proceeds to the issuer: for the original notes, 99.90% of the aggregate face amount; for the reopened notes, 90.9086156% of the aggregate face amount

Trade dates: for the original notes, December 19, 2006; for the reopened notes, March 2, 2007
Threshold price: $26.530

Exchange rate: 0.8234

Original issue prices: for the original notes, 100% of the aggregate face amount; for the reopened notes 90.9586156% of the aggregate face amount initially and at varying prices after the original issue date
Settlement dates (original issue dates): for the original notes, December 29, 2006; for the reopened notes, March 16, 2007 CUSIP no.: 38144G366
     Your investment in the notes involves certain risks. We encourage you to read “Additional Risk Factors Specific to Your Notes” beginning on page S-2 of the accompanying supplement no. 606 so that you may better understand those risks. The offered notes are not principal-protected and you could lose your entire investment. In addition, the payment amount is capped.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     Goldman, Sachs & Co. may resell a portion of the reopened notes after the original issue date for the reopened notes at prevailing market prices at the time of sale. Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
Goldman, Sachs & Co.

Pricing Supplement dated March 2, 2007.

Principal amount:	On the stated maturity date, each $21.844 face amount of your notes will be exchanged for an amount in cash equal to the cash settlement amount.

Face amount:	Each offered note will have a face amount equal to $21.844, which is the initial index stock price; the aggregate face amount for all the offered notes is $62,140,063.68 (2,844,720 notes).

Index stock and index stock issuer:	Common stock of Time Warner Inc.

Cash settlement amount:	For the purposes of your notes, any references in the accompanying supplement no. 606 to the payment by us, at our option, of the principal amount at maturity in shares of the index stock will not apply.

If the final index stock price equals or exceeds the threshold price, then the cash settlement amount will equal the initial index stock price. If the final index stock price is less than the threshold price, the cash settlement amount will equal the product of the final index stock price times the exchange rate.

Please note that the amount of cash you receive for each $21.844 face amount of your notes on the stated maturity date will not exceed the initial index stock price and could be substantially less than the face amount of your notes. You could lose your entire investment in the offered notes.

On the stated maturity date, you will be paid the principal amount of your notes in cash only. We will have no option to deliver shares of the index stock in lieu of the cash settlement amount.

Threshold percentage:	121.45%

Final index stock price:	The closing price of one share of the index stock on the determination date, subject to anti-dilution adjustment.

Stated maturity date:	December 31, 2007, subject to postponement as described in “General Terms of the Reverse Exchangeable Notes — Cash Settlement Amount — Stated Maturity Date” in the accompanying supplement no. 606.

Determination date:	The fifth trading day prior to December 31, 2007, subject to postponement as described in “General Terms of the Reverse Exchangeable Notes — Cash Settlement Amount — Determination Date” in the accompanying supplement no. 606.

Interest rate (coupon):	20% per annum. Interest on the reopened notes will accrue from February 28, 2007.

Interest payment dates:	January 31, 2007, February 28, 2007, April 2, 2007, April 30, 2007, May 31, 2007, July 2, 2007, July 31, 2007, August 31, 2007, October 1, 2007, October 31, 2007, November 30, 2007, and December 31, 2007. The first interest payment date for the reopened notes will be April 2, 2007.

Regular record dates:	For the interest payment dates specified above, five business days before each interest payment date.

Business day:	As described on page S-18 of the accompanying supplement no. 606.

Trading day:	As described on page S-18 of the accompanying supplement no. 606.

No listing:	The offered notes will not be listed on any securities exchange or interdealer market quotation system.

Anti-dilution adjustments for regular cash dividends:	Anti-dilution adjustments with respect to regular cash dividends described under “General Terms of the Reverse Exchangeable Notes—Anti-dilution Adjustments—Regular Cash Dividends” in the accompanying supplement no. 606 will apply for the offered notes.

	The regular cash dividend period for the offered notes will be a calendar quarter.

	The dividend base amount (as adjusted for other anti-dilution events) for the regular cash dividends paid in respect of each of the four calendar quarters in 2007 will be $0.055.

Time Warner Inc.:	According to its publicly available documents, Time Warner Inc. is a media and entertainment company. Information filed with the SEC by Time Warner Inc. under the Exchange Act can be located by referencing its SEC file number: 001-15062.

Historical trading price information:	The New York Stock Exchange is the principal national securities exchange for the index stock as of the date of this pricing supplement. The following table shows the quarterly high, low and final closing prices for the index stock as traded on the New York Stock Exchange for the four calendar quarters in 2004, 2005 and 2006 and the first calendar quarter of 2007, through March 2, 2007. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

	2004	High	Low	Close
	Quarter ended March 31	$19.07	$16.22	$16.86
	Quarter ended June 30	$17.69	$16.25	$17.58
	Quarter ended September 30	$17.54	$15.60	$16.14
	Quarter ended December 31	$19.55	$16.23	$19.45

	2005
	Quarter ended March 31	$19.41	$17.14	$17.55
	Quarter ended June 30	$17.97	$16.66	$16.71
	Quarter ended September 30	$18.90	$16.25	$18.11
	Quarter ended December 31	$18.33	$17.23	$17.44
	2006
	Quarter ended March 31	$18.57	$16.74	$16.79
	Quarter ended June 30	$17.63	$16.62	$17.30
	Quarter ended September 30	$18.60	$15.77	$18.23
	Quarter ended December 31	$22.22	$18.14	$21.78
	2007
	Quarter ending March 31 (through March 2, 2007)	$22.96	$19.93	$19.93

	As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See “Additional Risk Factors Specific to Your Notes— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” in the accompanying supplement no. 606.

Hypothetical cash settlement amount:	The table below shows the hypothetical cash settlement amounts that we would deliver on the stated maturity date in exchange for each $21.844 face amount of your notes, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the final index stock price and no market disruption events.

	The prices in the left column represent hypothetical final index stock prices and are expressed as percentages of the initial index stock price. The amounts in the right column represent the hypothetical cash settlement amount, based on the corresponding hypothetical final index stock prices, and are expressed as percentages of the face amount. Thus, a hypothetical cash settlement amount of 100% means that the cash settlement amount that we would deliver in exchange for each $21.844 face amount of your notes on the stated maturity date would equal 100% of the face amount, or $21.844, based on the corresponding hypothetical final index stock price and the assumptions noted above.

Hypothetical Final Index Stock Prices as % of Initial Index Stock Price	Hypothetical Cash Settlement Amounts as % of Face Amount
200.00%	100.00%
175.00%	100.00%
150.00%	100.00%
125.00%	100.00%
121.45%	100.00%
115.00%	94.69%
110.00%	90.57%
105.00%	86.46%
100.00%	82.34%
75.00%	61.76%
50.00%	41.17%
25.00%	20.59%
0.00%	0.00%

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying supplement no. 606.

If the final index stock price is less than the threshold price, the cash settlement amount payable on each $21.844 face amount of your notes will be less than the face amount.

Because the threshold percentage of your notes is 121.45%, for every 1% that the final index stock price is below the threshold price, the cash settlement amount you will receive at maturity, if any, will decrease by 0.8234% from the face amount of your notes.

Payments on your notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying supplement no. 606.

Hedging:	In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your notes, see “Additional Risk Factors Specific to Your Notes— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” and “Use of Proceeds and Hedging” in the accompanying supplement no. 606.

Interest payment for U.S. federal income tax purposes:	27.075% of each stated interest payment. See “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying supplement no. 606.

Put option payment for U.S. federal income tax purposes:	72.925% of each stated interest payment. See “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying supplement no. 606.

Supplemental discussion of federal income tax consequences:	Notwithstanding anything to the contrary in the accompanying supplement no. 606, the payment on your notes at maturity, if any, will be made solely in cash and in no circumstances will you receive shares of the index stock or any other exchange property at maturity. Any references to our exchange of the notes for shares of the index stock at maturity or our option to do so in “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying supplement no. 606 will not apply to the offered notes.

The discussion of U.S. federal income taxation in the accompanying supplement no. 606 under the heading “Where the term of the notes will not exceed one year, even in the event of a market disruption event” applies to the reopened notes, except as described in the immediately preceding paragraph and in the two paragraphs below. The discussion of U.S. federal income taxation in the accompanying supplement no. 606 under the heading “Where the term of your notes exceeds one year” still applies to the original notes except as described in the immediately preceding paragraph. Additionally, this applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

With respect to the reopened notes, based on the current fair market value of the Debt Portion and the Put Option, we have determined that the portion of your purchase price allocated to the Debt Portion is $21.844, which is approximately $1.975 in excess of your purchase price for your notes. Accordingly, you will be treated for tax purposes as having received a payment for the Put Option (which will be deferred as described in the accompanying supplement no. 606) in an amount equal to such excess.

For secondary purchasers of the offered notes, the tax treatment of their notes will depend on whether they purchased the original notes or the reopened notes. In addition, if you purchase the reopened notes from Goldman, Sachs & Co. after the original issue date, you will be a secondary purchaser. By purchasing the offered notes in the secondary market, each secondary purchaser of the offered notes — both those who purchased in the secondary market and those who purchased from Goldman, Sachs & Co. after the original issue date — agree to treat the purchase of the offered notes as a purchase of the original notes and not as a purchase of the reopened notes. The tax treatment of secondary purchasers of the original notes is described in the accompanying prospectus and accompanying supplement no. 606.

Supplemental plan of distribution:	Except as described under “—Amendment of the original notes” below, The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the reopened notes specified on the front cover of this pricing supplement. The aggregate principal amount of the original notes was purchased by Goldman, Sachs & Co. in connection with the initial offering and sale of the original notes on December 29, 2006. Goldman, Sachs & Co. intends to resell $21,057,616.00 of the reopened notes at the issue price for the reopened notes listed on the cover hereof, and to resell the remaining face amount of the reopened notes at prices related to the prevailing market prices at the time of resale.

Amendment of the original notes:	The Goldman Sachs Group, Inc. expects to amend the original notes to eliminate a provision in the original notes prior to the issuance of the reopened notes. This amendment will not affect the reopened notes. If we do not amend the original notes by the expected delivery date of the reopened notes, we will not deliver the reopened notes on such date and no sale of the reopened notes will occur. The amendment of the original notes will not be treated as a sale or exchange of the original notes for U.S. federal income tax purposes.